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                         February 27, 2024

       Sean Homuth
       Chief Executive Officer
       KWESST Micro Systems Inc.
       155 Terence Matthews Crescent
       Unit #1, Ottawa, Ontario, K2M 2A8

                                                        Re: KWESST Micro
Systems Inc.
                                                            Registration
Statement on Form F-3
                                                            Filed February 20,
2024
                                                            File No. 333-277196

       Dear Sean Homuth:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Edwin
Kim at 202-551-3297 with any questions.




                         Sincerely,


                         Division of Corporation Finance

                         Office of Technology
       cc:                                              Richard Raymer, Esq.